JOEL L. RUBINSTEIN

Partner

(212) 294-5336

JRubinstein@winston.com

November 12, 2019

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Paul Fischer

Re:	New Frontier Corporation

Preliminary Proxy Materials on Schedule PreR14A

Filed October 25, 2019

File No. 001-38562

Dear Mr. Fischer:

On behalf of our client, New Frontier Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in its letter, dated November 6, 2019, relating to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”).

The Company is concurrently filing via EDGAR a revised Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments in the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 2 of the changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Preliminary Proxy Materials on Schedule PRER14A filed on October 25, 2019

Structure Following the Business Combination, page 16

1.	We note your response to prior comment four, and the revisions made at pages 15 and 16. Your response refers to “the WFOE,” United Family Healthcare Management Consulting (Beijing) Co., Ltd., however we note your corporate chart refers to a second wholly foreign-owned enterprise, Qingdao United Family Hospital Co., Ltd. Please revise to identify it as such in the diagram and explain the reason for the second WFOE, including the contractual arrangements allowing for its operations, and who will receive its economic benefits.

U.S. Securities and Exchange Commission November 12, 2019 Page 2

Response: The Company confirms that Qingdao United Family Hospital Co., Ltd. (“QDU”) is also a wholly foreign-owned enterprise and is identified as such in the diagram on page 16. While The Interim Measures for Administration of China-Foreign Joint Venture and Cooperative Medical Institutions and its supplementary rules generally cap the shareholding percentage for foreign investors in a Chinese medical institution at 70%, there are certain exceptions, including that investors from Hong Kong, Macao or Taiwan may set up wholly foreign-owned medical institutions subject to certain conditions and geographic limitations. As a wholly-owned subsidiary of United Family Hospitals and Clinics Limited, a company incorporated in Hong Kong, QDU qualified for these exceptions. Therefore, QDU does not have contractual arrangements with respect to its operations; instead, United Family Hospitals and Clinics Limited directly operates QDU, and receives 100% of QDU’s economic benefits. The Company respectfully advises the Staff that the section entitled “Business of Healthy Harmony – Regulatory Matters – Regulations Relating to Foreign Investment in Our Industry” on page 193 contains further details of the relevant regulations.

2.	We note your response to prior comment three, and the revisions you have made at page 15. Please revise here, or in an appropriate section within the body of your prospectus such as “Related Agreements,” to describe the material terms of each of the exclusive operations services agreements, spousal consent letters, entrustment agreements of shareholder’s rights, equity pledge agreements, and exclusive call option agreements, each in favor of UFH, the WFOE. Please also revise, as applicable, to address this comment in light of the comment immediately preceding, with respect to “QDU,” whom you have also identified in footnote disclosure at “5” as a WFOE. Please also advise us what consideration you have given to including the agreements as annexes to your proxy materials.

Response: The Company has revised the disclosure on pages 118 and 119 to include description of the material terms of each of the agreements, each in favor of the UFH (WFOE), under the “Related Agreements” section. In addition, the Company has included the agreements as annexes to Amendment No. 2. The Company respectfully advises the Staff that there are no similar arrangements with respect to QDU as further explained in the Company’s response to the Staff’s first comment.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 78

3.	We note on page 152 that non-employee directors may be paid up to $500,000 in compensation per fiscal year pursuant to the Incentive Plan proposal which takes effect upon consummation of the business combination. Please give pro forma income statement effect to the factually supportable cost of the Incentive Plan expected to have a continuing impact on the statement of operations. Reference this adjustment to a sufficiently detailed footnote describing the nature and terms of the plan along with a description of how the adjustment amount was calculated.

U.S. Securities and Exchange Commission November 12, 2019 Page 3

Response: The Company respectfully advises the Staff that the referenced provision in the Incentive Plan provides that non-employee directors may only be granted and paid up to $500,000 (when taken together with any fees paid to such non-employee director) in compensation per fiscal year. There are no awards currently pending or contemplated under the Incentive Plan Proposal and the compensation committee will determine the annual compensation to be paid to members of the Company’s board of directors following the completion of the business combination as disclosed on page 155. Accordingly, it is not possible to determine the amount that will be received by the non-employee directors as compensation at this time and an adjustment to the pro forma income statement from the continuing impact of such awards is not factually supportable.

Fosun Rollover Agreement, page 109

4.	We note your response to prior comment 19. Please revise further at page 123 to include the Board’s consideration of the factors enumerated in your response to the comment. Please also expand upon why the board believes its inability to take defensive measures against a takeover by Fosun Seller “does not present a material risk to shareholders.”

Response: The Company has revised the disclosure on page 125 to include the Board’s consideration of the factors enumerated in our previous response and to expand upon why the board believes its ability to take defensive measures against a takeover by Fosun Seller “does not present a material risk to shareholders.”

Background of the Business Combination, page 117

5.	We note your response to prior comment 20, but are unable to determine what first led NFC to seek out negotiations with UFH in July, 2018. Please revise or advise.

Response: The Company has revised the disclosure on page 120 to describe what first led NFC to seek out negotiations with UFH in July, 2018.

6.	We note disclosure on page 123 indicating negotiations continued between June 12 and July 22, 2019, by and among NFC, UFH, TPG Seller, and Ms. Lipson, but find no reference to TPG Seller after these dates. Please revise to clarify why TPG Seller took part in no further negotiations subsequent to July 22, 2019, or advise why no clarification is necessary.

Response: The Company has revised the disclosure on page 125 relating to the execution of the Transaction Agreement on July 30, 2019 to include the participation of TPG Seller and Ms. Lipson. The Company respectfully advises the Staff that the transaction documents and terms with respect to TPG Seller were substantially finalized as of July 22, 2019 and so TPG Seller did not take part in further negotiations after that date.

U.S. Securities and Exchange Commission November 12, 2019 Page 4

I. General Information

Information about subsidiaries, page F-53

7.	We note your response to comment 28 and rephrase our comment. Please disclose the nature of Chindex’ investments and respective business operations.

Response: The Company revised the disclosure in Note 1, General information on page F-53 of the consolidated financial statements to disclose the nature of Chindex’s investments and respective business operations.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely yours,
/s/ Joel L. Rubinstein
Joel L. Rubinstein

cc: Antony Leung, New Frontier Corporation